Exhibit  99.1

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Year-End and Fourth Quarter 2016 Financial Results

Continue to make progress on its strategy while strengthening financial position

TEL-AVIV, ISRAEL; March 27, 2017 – Gazit-Globe (NYSE; TSX; TASE: GZT), a leading global real estate company focused on the ownership, management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the year-end and fourth quarter ended December 31, 2016.

Highlights:

●	Rental income totaled NIS 4,801 million (US$ 1,249 million) compared to NIS 4,809 million (US$ 1,251 million) in 2015.

●	NOI for 2016 totaled NIS 3,194 million (US$ 831 million) compared to NIS 3,196 million (US$ 831 million) in 2015.

●	FFO for 2016 totaled NIS 586 million (US$ 152 million), or NIS 3.00 per share (US$ 0.78), compared to NIS 627 million (US$ 163 million), or NIS 3.51 per share (US$ 0.91) in 2015. The decrease in FFO is mainly due to the effects of exchange rates, the sale of shares in subsidiaries and a loss attributable to the sale of the Company's shares in Dori Construction.

●	2016 profit attributable to shareholders totaled NIS 787 million (US$ 205 million), or NIS 3.96 per diluted share (US$ 1.03), compared to NIS 620 million (US$ 161 million), or NIS 3.45 per diluted share (US$ 0.90 per share) in 2015.

●	Investments in acquisition, development and redevelopment of real-estate in 2016 totaled NIS 4.6 billion (US$ 1,195 million). In addition, in 2016 the Company disposed of non-core assets totaling NIS 1.5 billion (US$ 381 million).

●	Same Property NOI for the Group in 2016, excluding the effects of foreign exchange rate, increased by 1.2% compared to 2015 (or 2.1% excluding Russia). The occupancy rate as of December 31, 2016, remained high at 95.6%, compared to 95.8% as of December 31, 2015.

●	The net fair value gain of investment property and investment property under development was NIS 885 million (US$ 230 million), compared to a fair value loss of NIS 372 million (US$ 97 million) in 2015.

●	Consolidated cash flow from operating activities totaled NIS 1,909 million (US$ 457 million), compared to NIS 1,514 million (US$ 394 million) in 2015.

●	Shareholders' equity as of December 31, 2016, increased and totaled NIS 8,158 million (US$ 2,122 million), or NIS 41.7 per share (US$ 10.8), compared to NIS 7,512 million (US$ 1,954 million), or NIS 38.4 million per share (US$ 10.0), as of December 31, 2015.

●	EPRA NAV per share as of December 31, 2016, was approximately NIS 56.5 per share (US$ 14.7), compared to approximately NIS 52.9 per share (US$ 13.8) as of December 31 2015.

●	As of December 31, 2016, the Group had cash, cash equivalent and unused revolving credit facilities in the aggregate amount of NIS 12.1 billion (US$ 3.15 billion), of which NIS 3.2 billion (US$ 0.83 billion) was at the Company level.

●	The Group's net debt to total assets (LTV) as of December 31, 2016, was 50.1%, compared to 51.3% as of December 31, 2015.

●	As was previously announced, Gazit Globe’s US subsidiary Equity One (NYSE: EQY) completed the merger transaction with Regency Centers Corporation (NYSE: REG) pursuant to which REG is the surviving entity. Gazit Globe is the largest shareholder in the combined company, which is the largest high-quality shopping-center REIT in the US and was recently added to the S&P 500.

●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share (approx. US$ 0.09 per share), payable on April 24, 2017 to shareholders of record on April 12, 2017.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

Dori J. Segal, Vice-Chairman and CEO Commented: "2016 was a very busy year for Gazit Globe, in which Equity one and Regency Centers merged into the largest, high quality shopping center REIT in the US, we exited the construction business in Israel and as part of our new strategy, we invested heavily in Brazil and in Israel increasing the private real estate part of the balance sheet from 19% to 25%. Our European subsidiaries continued to significantly improve their business and all those together strengthen our platform and financial position and increased our Shareholders’ Equity. I want to thank Rachel Lavine; today, our company is better than it was in 2015.

2017 is off to a good start; we have completed the merger transaction in the US and took further steps to strengthen and increase our financial position and flexibility, which will greatly help us to continue executing our strategy in the near term."

Additional highlights for the fourth quarter of 2016:

●	Rental income totaled NIS 1,208 million compared to NIS 1,225 million in the same quarter last year. Excluding the effect of foreign exchange rate fluctuations, the rental income decreased by 0.1% compared to the same quarter last year.

●	NOI for the quarter totaled NIS 789 million compared to NIS 804 million in the same quarter last year. Excluding the effect of foreign exchange rate fluctuations, NOI decreased by 0.6% compared to the same quarter last year.

●	FFO for the quarter totaled NIS 165 million, or NIS 0.84 per share, compared to NIS 146 million, or NIS 0.82 per share, in the same quarter last year.

●	Consolidated cash flow from operating activities totaled NIS 742 million, compared to NIS 344 million in the same quarter last year.

Acquisition, Development, Redevelopment and Capital Recycling Activities:

●	During 2016, the Group invested NIS 4,594 million, which included NIS 2,454 million invested in the acquisition of 15 income-producing properties totaling 111 thousand square meters, as well as NIS 2,140 million in development and redevelopment projects.

●	As of December 31, 2016, the Group had 3 properties under development with a gross leasable area (GLA) of 76 thousand square meters and a total investment of NIS 1.0 billion, and 21 properties under redevelopment with a GLA of 225 thousand square meters and a total investment of NIS 4.9 billion. The additional cost to complete the properties under development and redevelopment totaled NIS 1.8 billion.

●	Subsequent to balance sheet date, Gazit Globe’s US subsidiary Equity One (NYSE: EQY) completed the merger transaction with Regency Centers Corporation (NYSE: REG). Gazit Globe is the largest shareholder in the combined company, which is the largest high-quality shopping-center REIT in the US.

●	During the fourth quarter of 2016, Gazit Brasil completed the acquisition of 33% of Shopping Cidade Jardim in Sao Paulo, Brazil for R$ 410M (approx. USD 130 million).

Financing Activities:

●	The average interest rate on outstanding debt was 4.0%, compared to 4.3% in 2015.

●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on April 24, 2017 to shareholders record as of April 12, 2017.

●	During the fourth quarter of 2016, the Company extended and increased its credit facility with Citibank by approximately US$150 million to US$360 million.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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ACCOUNTING AND OTHER DISCLOSURES

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Monday, March 27, 2017 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 US Eastern Time, to review the year-end and fourth quarter 2016 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1888 668 9141, Canada 1866 485 2399, United Kingdom 0800 917 5108, International / Israel +972 3 9180644

A presentation and replay of the call will be available on the company’s website under "Investor Relations" at: www.gazitglobe.com

Webcast link: http://www.veidan-stream.com/?con=Gazit_Globe_Q4_2016_Results_Conference_Call

About Gazit-Globe

Gazit-Globe is a global owner, developer and operator of high quality necessity-driven supermarket-anchored retail properties in urban markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of December 31, 2016 Gazit-Globe owns and operates 426 properties in more than 20 countries, with a gross leasable area of approximately 6.6 million square meters and a total value of approximately 22 US$ billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our year-end and Q4 2016 financial report. For our full year-end and Q4 2016 report in English, please go to http://www.gazitglobe.com/investor-relations/financial-reports.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2016	2015
	Note	NIS in millions

ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	1,520	2,125
Short-term investments and loans	4a	96	203
Marketable securities	4b	212	38
Financial derivatives	36c	98	77
Trade receivables	5	163	467
Other accounts receivable	6	329	363
Inventory of buildings and apartments for sale	7	14	522
Income taxes receivable		26	24
		2,458	3,819
Assets classified as held for sale	8	21,132	826
		23,590	4,645
NON-CURRENT ASSETS
Equity-accounted investees	9	2,097	2,996
Other investments, loans and receivables	10	1,223	754
Available-for-sale financial assets	11	384	771
Financial derivatives	36c	516	702
Investment property	12	55,982	70,606
Investment property under development	13	2,113	2,587
Fixed assets, net	14	152	170
Intangible assets, net	15	815	900
Deferred taxes	25p	15	105
		63,297	79,591
		86,887	84,236

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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		December 31,
		2016	(*2015
	Note	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	775	1,062
Current maturities of non-current liabilities	17	3,043	2,279
Financial derivatives	36c	47	45
Trade payables	18	377	833
Other accounts payable	19	1,820	1,521
Advances from customers and buyers of apartments	7	-	326
Income taxes payable		93	111
		6,155	6,177
Liabilities attributed to assets held for sale	8	7,024	50
		13,179	6,227
NON-CURRENT LIABILITIES
Debentures	20	27,319	29,480
Convertible debentures	21	296	921
Interest-bearing loans from banks and others	22	8,183	11,457
Financial derivatives	36c	50	93
Other liabilities	23	283	402
Deferred taxes	25p	3,809	4,661
		39,940	47,014
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		249	249
Share premium		4,992	4,983
Retained earnings		5,699	5,207
Foreign currency translation reserve		(3,257)	(3,103)
Other reserves		496	197
Treasury shares		(21)	(21)
		8,158	7,512
Non-controlling interests	27g	25,610	23,483
Total equity		33,768	30,995
		86,887	84,236

*)	Reclassified, refer to Note 2ff.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31,
		2016	(*2015	(*2014
	Note	NIS in millions
		(except for per share data)
Rental income	30	4,801	4,809	3,725
Property operating expenses	31	1,607	1,613	1,269
Net operating rental income		3,194	3,196	2,456
Fair value gain (loss) from investment property and investment property under development, net		885	(372)	400
General and administrative expenses	32	(542)	(568)	(386)
Other income	33a	37	27	52
Other expenses	33b	(236)	(795)	(57)
Company's share in earnings of equity-accounted investees, net	9b	142	164	3
Operating income		3,480	1,652	2,468
Finance expenses	34a	(1,600)	(1,586)	(1,835)
Finance income	34b	325	849	144
Income before taxes on income		2,205	915	777
Taxes on income (tax benefit)	25q	434	(79)	282

Net income from continuing operations		1,771	994	495
Net income from discontinued operations, net	9d,9g	1,409	1,312	588
Net income		3,180	2,306	1,083

Attributable to:
Equity holders of the Company		787	620	73
Non-controlling interests		2,393	1,686	1,010
		3,180	2,306	1,083
Net earnings (loss) per share attributable to equity holders of the Company (NIS):	35
Basic earnings (loss) from continuing operations		2.70	1.36	(0.70)
Basic net earnings from discontinued operations		1.33	2.11	1.11
Total basic net earnings		4.03	3.47	0.41
Diluted earnings (loss) from continuing operations		2.63	1.35	(0.72)
Diluted net earnings from discontinued operations		1.33	2.10	1.11
Total diluted net earnings		3.96	3.45	0.39

*)	Reclassified, refer to Note 2ff

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2016	2015	2014	2016	2015
	NIS in millions (other than per share data)

Net income attributable to equity holders of the Company in the period	787	620	73	587	206

Adjustments:
Fair value gain from investment property and investment property under development, net	(2,081)	(711)	(1,053)	(969)	(231)
Capital loss (gain) on sale of investment property	(6)	106	65	(1)	15
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	120	(693)	156	(227)	(97)
Adjustments with respect to equity-accounted investees	(15)	(50)	324	(8)	(36)
Loss on disposal of investees	-	1,533	1	-	-
Deferred taxes and current taxes with respect to disposal of properties	576	138	399	219	64
Gain from bargain purchase, net of goodwill impairment	23	(1,026)	(47)	23	39
Acquisition costs recognized in profit or loss	4	41	6	1	7
Loss from early redemption of interest-bearing liabilities and financial derivatives	76	78	154	-	11
Non-controlling interests' share in above adjustments	917	395	267	455	132

Nominal FFO (EPRA Earnings)	401	431	345	80	110

Additional adjustments:
CPI and exchange rate linkage differences	(24)	(77)	(5)	(21)	(57)
Depreciation and amortization	16	21	13	4	6
Adjustments with respect to equity-accounted investees	-	-	(3)	-	0
Other adjustments(1)	193	252	248	102	87

FFO according to the management approach (Adjusted EPRA Earnings)	586	627	598	165	146
Basic FFO per share according to the management approach (in NIS)	3.00	3.51	3.39	0.84	0.82
Diluted FFO per share according to the management approach (in NIS)	3.00	3.51	3.39	0.84	0.82
Number of shares used in the basic FFO per share calculation (in thousands)(2)	195,493	178,426	176,459	195,516	178,433
Number of shares used in the diluted FFO per share calculation (in thousands)(2)	195,567	178,601	176,546	195,566	178,581

[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Luzon Group in the comparative periods), and the cost of debt with respect thereto, non-recurring restructuring expenses, and internal costs (mainly salary) incurred in the leasing of properties.

[2]	Weighted average for the period.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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